Exhibit 99.1

Evaxion announces promising clinical Phase 1 data

for its personalized cancer vaccine EVX-01

•  Positive clinical response as demonstrated in 8 out of 12 patients receiving EVX-01 in combination with a checkpoint inhibitor

•  The study met primary endpoints for tolerability and safety

COPENHAGEN, Denmark, May 25, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, to present promising clinical data from its EVX-01 Phase 1 clinical trial in metastatic melanoma on June 3, at the 2023 ASCO annual meeting, in Chicago, Illinois.

“We are excited to report that the EVX-01 Phase 1 trial achieved its primary objectives. EVX-01 was well tolerated and induced a higher objective response rate than previously reported for standard of care treatment. Importantly, EVX-01 induced a broad immune response that correlated with clinical outcome, which is very encouraging for the further development of Evaxion’s personalized cancer vaccine programs,” said Per Norlén, CEO at Evaxion.

The Phase 1 trial aimed to evaluate the safety, feasibility, and immunogenicity of the personalized cancer vaccine EVX-01 in patients with metastatic melanoma, in combination with a check~~-~~point inhibitor. EVX-01 builds on Evaxion´s proprietary AI platform, PIONEER™, which plays a central role in identifying unique and immunogenic neoantigens for each patient.

In brief, the study showed the following:

•        Eight out of the twelve patients (67%) had an objective response, including two complete responders and six partial responders

•        Broad neoantigen T-cell responses were induced in all 12 patients

•        58% of vaccine neoantigens induced an immune response, of which 85% were de novo responses

•        EVX-01 treatment was well tolerated with only mild grade 1-2 adverse events (AEs) being related to the vaccine

•        The personalized vaccine was successfully manufactured within 8 ~~-~~weeks for all patients

Per Norlén concluded: “The promising clinical and immunological results of the study validate the precision of the AI platform PIONEER™ in selecting immunogenic neoantigens for personalized cancer vaccine candidates. The successful completion of the Phase 1 trials is a significant milestone for Evaxion, reaffirming the company's commitment to deliver innovative therapies for cancer patients. Looking ahead, we expect to report interim results from our ongoing Phase 2 study of EVX-01 in Q4 2023.”

About Evaxion

Evaxion Biotech A/S is a pioneering company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark, with 50 employees listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

For more information:

Evaxion Biotech A/S

Per Norlén Chief Executive Officer

pno@evaxion-biotech.com

+45 53 53 49 13

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.